Exhibit 99.3
[FORM OF SENIOR CONVERTIBLE NOTE]
NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii), 4(c)(iii) AND 22(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION OR EXCHANGE HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTIONS 3(c)(iii) AND 4(c)(iii) OF THIS NOTE.
Qiao Xing Universal Telephone, Inc.
Senior Convertible Note

Issuance Date: May ___, 2006	Original Principal Amount: U.S. $[ ]
          FOR VALUE RECEIVED, Qiao Xing Universal Telephone, Inc., a company incorporated under the laws of the British Virgin Islands (the “Company”), hereby promises to pay to the order of [DKR SOUNDSHORE OASIS HOLDING FUND LTD.] [CEDAR DKR HOLDING FUND LTD.] or registered assigns (“Holder”) the amount set out above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the “Principal”) when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest (“Interest”) on any outstanding Principal at a rate per annum equal to three and one-half percent (3.5%) (the “Interest Rate”), from the date set out above as the Issuance Date (the “Issuance Date”) until the same becomes due and payable, whether upon an Interest Date (as defined below), the Maturity Date, acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Senior Convertible Note (including all Senior Convertible Notes issued in exchange, transfer or replacement hereof, this “Note”) is one of an issue of Senior Convertible Notes (collectively, the “Notes” and such other Senior Convertible Notes, the “Other Notes”) issued pursuant to the Securities Purchase Agreement (as defined below). Certain capitalized terms are defined in Section 34.

          (1) MATURITY. On the Maturity Date, the Holder shall surrender this Note to the Company and the Company shall pay to the Holder an amount in shares of Company Common Stock, or at the option of the Company, in cash, representing all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges, if any. The “Maturity Date” shall be May ___, 2009, as may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default (as defined in Section 5(a)) shall have occurred and be continuing or any event shall have occurred and be continuing which with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice (as defined in Section 6) is delivered prior to the Maturity Date.
          (2) INTEREST; INTEREST RATE. Interest on this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 365-day year and actual days elapsed and shall be payable in arrears on the last day of each Calendar Quarter during the period beginning on the Issuance Date and ending on, and including, the Maturity Date (each, an “Interest Date”) with the first Interest Date being June 30, 2006. Interest shall be payable on each Interest Date in cash. Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate and be payable by way of inclusion of the Interest in the Conversion Amount (as defined below) in accordance with Section 3(b)(i). From and after the occurrence of an Event of Default, the Interest Rate shall be increased to fifteen percent (15%). In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default.
          (3) CONVERSION OF NOTES. This Note shall be convertible into shares of common stock of the Company, par value $0.001 per share per share (the “Company Common Stock”), on the terms and conditions set forth in this Section 3.
          (a) Conversion Right. Subject to the provisions of Section 3(d), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable shares of Company Common Stock in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Company Common Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of Company Common Stock, the Company shall round such fraction of a share of Company Common Stock up to the nearest whole share. The Company shall pay any and all taxes that may be payable with respect to the issuance and delivery of Company Common Stock upon conversion of any Conversion Amount.
          (b) Conversion Rate. The number of shares of Company Common Stock issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the “Conversion Rate”).

                    (i) “Conversion Amount” means the sum of (A) the portion of the Principal to be converted, redeemed or otherwise with respect to which this determination is being made, (B) accrued and unpaid Interest with respect to such Principal and (C) accrued and unpaid Late Charges with respect to such Principal and Interest.
                    (ii) “Conversion Price” means, as of any Conversion Date (as defined below) or other date of determination, $8.027, subject to adjustment as provided herein.
          (c) Mechanics of Conversion.
                    (i) Optional Conversion. To convert any Conversion Amount into shares of Company Common Stock on any date (a “Conversion Date”), the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York Time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the “Conversion Notice”) to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first (1st) Business Day following the date of receipt of a Conversion Notice, the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the Company’s transfer agent (the “Transfer Agent”). On or before the second (2nd) Business Day following the date of receipt of a Conversion Notice (the “Share Delivery Date”), the Company shall (X) provided the Transfer Agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program credit such aggregate number of shares of Company Common Stock to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Company Common Stock to which the Holder shall be entitled. If this Note is physically surrendered for conversion as required by Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than three Business Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 22(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the shares of Company Common Stock issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such shares of Company Common Stock on the Conversion Date.
                    (ii) Company’s Failure to Timely Convert. If the Company shall fail to issue a certificate to the Holder or credit the Holder’s balance account with DTC for the number of shares of Company Common Stock to which the Holder is entitled upon conversion of any Conversion Amount on or prior to the date which is [five (5)] Business Days after the Conversion Date (a “Conversion Failure”), then (A) the Company shall pay damages to the Holder for each date of such Conversion Failure in an amount equal to 1.5% of the product of (I) the sum of the number of shares of Company Common Stock not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Closing Sale Price of the Company Common Stock on the Share Delivery Date and (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, if within three (3) Company Trading Days after the Company’s receipt of the facsimile copy of a Conversion Notice the Company shall fail to issue and deliver a certificate to the Holder or credit the Holder’s balance account with DTC for the number of shares of Company Common Stock to which the Holder is entitled upon such holder’s conversion of any Conversion Amount, and if on or after such Company Trading Day the Holder purchases (in an open market transaction or otherwise) Company Common Stock to deliver in satisfaction of a sale by the Holder of Company Common Stock issuable upon such conversion that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three (3) Business Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Company Common Stock so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such Company Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Company Common Stock and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Company Common Stock, times (B) the Closing Bid Price on the Conversion Date.
                    (iii) Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting physical surrender and reissue of this Note. The Holder and the Company shall maintain records showing the Principal, Interest and Late Charges converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.
                    (iv) Pro Rata Conversion; Disputes. In the event that the Company receives a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes submitted for conversion, the Company, subject to Section 3(d), shall convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder’s portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of shares of Company Common Stock issuable to the Holder in connection with a conversion of this Note, the Company shall issue to the Holder the number of shares of Company Common Stock not in dispute and resolve such dispute in accordance with Section 27.
          (d) Limitations on Conversions.

               (i) Beneficial Ownership. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, the Holder (together with the Holder’s affiliates) would beneficially own in excess of 9.99% (the “Maximum Percentage”) of the number of shares of Company Common Stock outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the number of shares of Company Common Stock beneficially owned by the Holder and its affiliates shall include the number of shares of Company Common Stock issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of shares of Company Common Stock which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any Other Notes or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 3(d)(i), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”). For purposes of this Section 3(d)(i), in determining the number of outstanding shares of Company Common Stock, the Holder may rely on the number of outstanding shares of Company Common Stock as reflected in (x) the Company’s most recent Form 20-F or Form 6-K, as the case may be, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Transfer Agent setting forth the number of shares of Company Common Stock outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing to the Holder the number of shares of Company Common Stock then outstanding. In any case, the number of outstanding shares of Company Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding shares of Company Common Stock was reported. By written notice to the Company, the Holder may increase or decrease the Maximum Percentage to any other percentage specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes.
               (ii) Principal Market Regulation. The Company shall not be obligated to issue any shares of Company Common Stock upon conversion of this Note, whether pursuant to this Section 3 or otherwise, if the issuance of such shares of Company Common Stock would exceed the aggregate number of shares of Company Common Stock which the Company may issue upon conversion or exercise as applicable of the Notes and Warrants without breaching the Company’s obligations under the rules or regulations of the Principal Market (the “Exchange Cap”), except that such limitation shall not apply in the event that the Company (A) obtains the approval of its stockholders as required by the applicable rules of the Principal Market for issuances of Company Common Stock in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no purchaser of the Notes pursuant to the Securities Purchase Agreement (the “Purchasers”) shall be issued in the aggregate, upon conversion or exercise, as applicable, of Notes or Warrants held by such Purchaser, shares of Company Common Stock in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the principal amount of Notes issued to such Purchaser pursuant to the Securities Purchase Agreement on the Closing Date and the denominator of which is the aggregate principal amount of all Notes issued to the Purchasers pursuant to the Securities Purchase Agreement on the Closing Date (with respect to each Purchaser, the “Exchange Cap Allocation”). In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser’s Notes, the transferee shall be allocated a pro rata portion of such Purchaser’s Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of Notes shall convert all of such holder’s Notes into a number of shares of Company Common Stock which, in the aggregate, is less than such holder’s Exchange Cap Allocation, then the difference between such holder’s Exchange Cap Allocation and the number of shares of Company Common Stock actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of Notes on a pro rata basis in proportion to the aggregate principal amount of the Notes then held by each such holder.
          (4) EXCHANGE OF NOTES. In addition to the rights of the Holder under Section 3 hereof, this Note shall be exchangeable into shares of common stock, par value $0.01 per share (the “QX Mobile Common Stock”), of Qiao Xing Mobile Communications Co. Ltd., a company incorporated under the laws of the British Virgin Islands (“QX Mobile”), on the terms and conditions set forth in this Section 4.
               (a) Exchange Right. Subject to the provisions of Sections 4(c) and 4(d), from and after a QX Mobile Initial Public Offering, the Holder shall be entitled to exchange any portion of the outstanding and unpaid Exchange Amount (as defined below) into fully paid and nonassessable shares of QX Mobile Common Stock in accordance with Section 4(c), at the Exchange Rate (as defined below). The Company shall not deliver any fraction of a share of QX Mobile Common Stock upon any exchange. If the delivery would result in the transfer of a fraction of a share of QX Mobile Common Stock, the Company shall round such fraction of a share of QX Mobile Common Stock up to the nearest whole share. The Company shall pay any and all taxes that may be payable with respect to the transfer and delivery of QX Mobile Common Stock upon exchange of any Exchange Amount for QX Mobile Common Stock; provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issue and delivery of QX Mobile Common Stock to any Person other than the Holder or with respect to any income tax due by the Holder with respect to such QX Mobile Common Stock issued upon exchange.
               (b) Exchange Rate. The number of shares of QX Mobile Common Stock transferable upon exchange of any Exchange Amount pursuant to Section 4(a) shall be determined by dividing (x) such Exchange Amount by (y) the Exchange Price (as defined below) (the “Exchange Rate”).

               (i) “Exchange Amount” means the sum of (A) the portion of the Principal to be exchanged with respect to which this determination is being made, (B) accrued and unpaid Interest with respect to such Principal and (C) accrued and unpaid Late Charges with respect to such Principal and Interest.
               (ii) “Exchange Price” means, as of any Exchange Date (as defined below), $___1, subject to adjustment as provided herein.
          (c) Mechanics of Exchange.
               (i) QX Mobile Initial Public Offering: No sooner than one hundred eighty (180) days nor later than ninety (90) days prior to the consummation of an QX Mobile Initial Public Offering, but not prior to the public announcement of such QX Mobile Initial Public Offering, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (“QX Mobile Initial Public Offering Notice”). At any time during the period (the “QX Mobile Initial Public Offering Exchange Period”) beginning after the Holder’s receipt of a QX Mobile Initial Public Offering Notice and ending on the date that is thirty (30) days prior to the consummation of a QX Mobile Initial Public Offering, the Holder may elect to exchange any portion of the outstanding and unpaid Exchange Amount (as defined below) into fully paid and nonassessable shares of QX Mobile Common Stock by delivering written notice thereof (the “QX Mobile Initial Public Offering Exchange Notice”) to the Company, which QX Mobile Initial Public Offering Exchange Notice shall indicate the Conversion Amount the Holder is electing to redeem in accordance with the procedures set forth below in Section 4(c)(ii).
               (ii) Optional Exchange. To exchange any Exchange Amount into shares of QX Mobile Common Stock prior to the QX Mobile Initial Public Offering as provided in Section 4(c)(i) or on any date after the earlier of (i) six months following the QX Mobile Initial Public Offering and (ii) two days prior to the Maturity Date as permitted by this Note, (an “Exchange Date”), the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York Time, on such date, a copy of an executed notice of exchange in the form attached hereto as Exhibit II (the “Exchange Notice”) to the Company and (B) if required by Section 4(c)(iv), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first (1st) Business Day following the date of receipt of an Exchange Notice, the Company shall transmit by facsimile a confirmation of receipt of such Exchange Notice to the Holder and, if such Exchange Notice is delivered on or after the QX Mobile Initial Public Offering, the transfer agent for QX Mobile (the “QX Mobile Transfer Agent”). On or before the second (2nd) Business Day following the date of receipt of an Exchange Notice (the “QX Mobile Share Delivery Date”), the Company shall cause QX Mobile or, if such

[1]	Insert number equal to (a) 7x fiscal year 2005 net profit for QX Mobile over (b) the total number of shares of QX Mobile Common Stock outstanding on a fully-diluted basis as of December 31, 2005.

Exchange Notice is delivered on or after the QX Mobile Initial Public Offering, the QX Mobile Transfer Agent to (X) provided that the QX Mobile Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, and such shares of QX Mobile Common Stock do not require the placement of any legends restricting transfer of such shares of QX Mobile Common Stock, upon the request of the Holder, credit such aggregate number of shares of QX Mobile Common Stock to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the QX Mobile Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, transfer and deliver to the address as specified in the Exchange Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of QX Mobile Common Stock to which the Holder shall be entitled. Upon any such transfer of any QX Mobile Common Stock to the Holder, the Holder shall have good and marketable title to such shares, free and clear of any liens, encumbrances, restrictions, rights of first refusal or rights of any other Person. If this Note is physically surrendered for exchange as required by Section 4(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Exchange Amount being exchanged, then the Company shall as soon as practicable and in no event later than the Note Delivery Date and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 22(d)) representing the outstanding Principal not exchanged. The Company shall cause QX Mobile and the QX Mobile Transfer Agent to treat for all purposes the Person or Persons entitled to receive the shares of QX Mobile Common Stock issuable upon an exchange of this Note as the transferee or transferees of such shares of QX Mobile Common Stock on the Exchange Date.
(iii) Company’s Failure to Timely Exchange. If the Company shall fail to transfer and deliver to the Holder or have credited to the Holder’s balance account with DTC the number of shares of QX Mobile Common Stock to which the Holder is entitled upon exchange of any Exchange Amount on or prior to the date which is five Business Days after the Exchange Date (an “Exchange Failure”), then (A) the Company shall pay damages to the Holder for each date of such Exchange Failure in an amount equal to 1.5% of the product of (I) the sum of the number of shares of QX Mobile Common Stock not transferred and delivered to the Holder on or prior to the QX Mobile Share Delivery Date and to which the Holder is entitled and (II) the Closing Sale Price (or if the Exchange Failure occurs prior to the QX Mobile Initial Public Offering, the Exchange Price) of the QX Mobile Common Stock on the QX Mobile Share Delivery Date and (B) the Holder, upon written notice to the Company, may void its Exchange Notice with respect to, and retain or have returned, as the case may be, any portion of this Note surrendered by the Holder to the QX Mobile Transfer Agent that has not been exchanged pursuant to such Exchange Notice; provided that the voiding of an Exchange Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 4(c)(iii) or otherwise. In addition to the foregoing, if such Exchange Failure occurs on or after the QX Mobile Initial Public Offering, within three (3) QX Mobile Trading Days after the Company’s receipt of the facsimile copy of a Exchange Notice the Company or the QX Mobile Transfer Agent shall fail to issue and deliver a certificate to the Holder or credit the Holder’s balance account with DTC for the number of shares of QX Mobile Common

Stock to which the Holder is entitled upon such holder’s conversion of any Exchange Amount, and if on or after such QX Mobile Trading Day the Holder purchases (in an open market transaction or otherwise) QX Mobile Common Stock to deliver in satisfaction of a sale by the Holder of QX Mobile Common Stock issuable upon such conversion that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three (3) Business Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, if any) for the shares of QX Mobile Common Stock so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such QX Mobile Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such QX Mobile Common Stock and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of QX Mobile Common Stock, times (B) the Closing Bid Price on the Conversion Date.
               (iv) Book-Entry. Notwithstanding anything to the contrary set forth herein, upon exchange of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being exchanged or (B) the Holder has provided the Company with prior written notice (which notice may be included in an Exchange Notice) requesting reissuance of this Note upon physical surrender of this Note. The Holder and the Company shall maintain records showing the Principal, Interest and Late Charges exchanged and the dates of such exchanges or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon exchange.
               (v) Pro Rata Exchange; Disputes. In the event that the Company receives an Exchange Notice from more than one holder of Notes for the same Exchange Date and the Company can exchange some, but not all, of such portions of the Notes submitted for exchange, the Company, subject to Section 4(d), shall exchange from each holder of Notes electing to have Notes exchanged on such date a pro rata amount of such holder’s portion of its Notes submitted for exchange based on the principal amount of Notes submitted for exchange on such date by such holder relative to the aggregate principal amount of all Notes submitted for exchange on such date. In the event of a dispute as to the number of shares of QX Mobile Common Stock transferable to the Holder in connection with an exchange of this Note, the Company shall transfer and deliver to the Holder the number of shares of QX Mobile Common Stock not in dispute and resolve such dispute in accordance with Section 27.
               (d) Limitations on Exchanges: Beneficial Ownership. From and after such time that the QX Mobile Common Stock is subject to Section 13(d) of the 1934 Act, the Company shall not effect any exchange of this Note, and the Holder of this Note shall not have the right to exchange any portion of this Note, pursuant to Section 4(a), Section 10 or otherwise, to the extent that after giving effect to such exchange, the Holder (together with the Holder’s affiliates) would beneficially own in excess of 9.99% (“QX Mobile Maximum Percentage”) of the number of shares of QX Mobile Common Stock outstanding immediately after giving effect to such exchange. For purposes of the foregoing sentence, the number of shares of QX Mobile Common Stock beneficially owned by the Holder and its affiliates shall include the maximum number of shares of QX Mobile Common Stock deliverable upon exchange of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of shares of QX Mobile Common Stock which would be deliverable upon (A) exchange of the remaining, nonexchanged portion of this Note beneficially owned by the Holder or any of its affiliates and (B) exercise, conversion or exchange of the unexercised, unconverted or nonexchanged portion of any other securities (including, without limitation, any Other Notes or warrants) subject to a limitation on exchange, conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 4(d)(i), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. For purposes of this Section 4(d)(i), in determining the number of outstanding shares of QX Mobile Common Stock, the Company and the Holder may rely on the number of outstanding shares of QX Mobile Common Stock as reflected in (x) the most recent Form F-1, Form 20-F or Form 6-K of QX Mobile , as the case may be, or (y) a more recent public announcement by QX Mobile. For any reason at any time, upon the written or oral request of the Holder, the Company shall, or shall cause QX Mobile to, within one (1) Business Day confirm orally and in writing to the Holder the number of shares of QX Mobile Common Stock then outstanding. In any case, the number of outstanding shares of QX Mobile Common Stock shall be determined after giving effect to the conversion, exchange or exercise of securities of QX Mobile , including this Note, by the Holder or its affiliates since the date as of which such number of outstanding shares of QX Mobile Common Stock was reported and to the extent that such securities of QX Mobile include securities other than this Note, the Holder shall inform the Company of any such conversions, exchanges or exercises. By written notice to the Company, the Holder may increase or decrease the QX Mobile Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes.
          (5) RIGHTS UPON EVENT OF DEFAULT.
               (a) Event of Default. Each of the following events shall constitute an “Event of Default”:
               (i) the failure of the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is sixty (60) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to any holder of the Notes for sale of all of such holder’s Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of ten (10) consecutive days or for more than an aggregate of thirty (30) days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));
               (ii) the suspension from trading or failure of the Company Common Stock or the QX Common Stock to remain listed on an Eligible Market for a period of five (5) consecutive days or for more than an aggregate of ten (10) days in any 365-day period;
               (iii) the Company’s (A) failure to cure a Conversion Failure by delivery of the required number of shares of Company Common Stock within ten (10) Business Days after the applicable Conversion Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into shares of Company Common Stock that is tendered for conversion in accordance with the provisions of the Notes;
               (iv) the Company’s (A) failure to cure an Exchange Failure by delivery of the required number of shares of QX Mobile Common Stock within ten (10) Business Days after the applicable Exchange Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for exchange of any Notes into shares of QX Mobile Common Stock that are tendered for exchange in accordance with the provisions of the Notes;
               (v) at any time following the tenth (10th) consecutive Business Day that (I) the Holder’s Authorized Share Allocation is less than the number of shares of Company Common Stock that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise), or (II) the Holder’s QX Mobile Authorized Share Allocation is less than the number of shares of QX Mobile Common Stock that the Holder would be entitled to receive upon an exchange of the full Exchange Amount of this Note (without regard to any limitations on conversion set forth in Section 4(d) or otherwise)
               (vi) the Company’s failure to pay to the Holder any amount of Principal, Interest, Late Charges or other amounts when and as due under this Note (including, without limitation, the Company’s failure to pay any redemption amounts or amounts hereunder) or any other Transaction Document (as defined in the Securities Purchase Agreement) or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby to which the Holder is a party, except, in the case of a failure to pay Interest and Late Charges when and as due, in which case only if such failure continues for a period of at least three Business Days;
               (vii) any default under, redemption of or acceleration prior to maturity of any Indebtedness (as defined in Section 3(s) of the Securities Purchase

Agreement) of the Company or any of its Subsidiaries other than with respect to any Other Notes;
               (viii) the Company or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, or any similar Federal, foreign or state law for the relief of debtors (collectively, “Bankruptcy Law”), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, trustee, assignee, liquidator or similar official (a “Custodian”), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;
               (ix) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of the Company or any of its Subsidiaries or (C) orders the liquidation of the Company or any of its Subsidiaries;
               (x) a final judgment or judgments for the payment of money aggregating in excess of $250,000 are rendered against the Company or any of its Subsidiaries and which judgments are not, within ninety (90) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within ninety (90) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $250,000 amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;
               (xi) the Company or QX Mobile breaches any representation, warranty, covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least five (5) consecutive Business Days after receipt of notice thereof;
               (xii) any breach or failure in any respect to comply with Section 18 of this Note;
               (xiii) any breach or failure in any respect to comply with Section 4(r) of the Securities Purchase Agreement within ninety (90) days of the Closing Date;
               (xiv) (A) any Guaranty at any time for any reason shall cease to be in full force and effect or shall cease to be enforceable in respect of its material terms or (B) any Guarantor shall assert that its Guaranty is invalid or unenforceable; or
               (xv) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.
               (b) Redemption Right. Promptly after the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall deliver written notice thereof via facsimile and overnight courier (an “Event of Default Notice”) to the Holder. At any time after the earlier of the Holder’s receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (the “Event of Default Redemption Notice”) to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 5(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice and (B) the Closing Bid Price of the Company Common Stock on the date immediately preceding such Event of Default (the “Event of Default Redemption Price”). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 14. To the extent redemptions required by this Section 5(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Company, such redemptions shall be deemed to be voluntary prepayments. The parties hereto agree that in the event of the Company’s redemption of any portion of the Note under this Section 5(b), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any Redemption Premium due under this Section 5(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.
          (6) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.
               (a) Assumption. The Company shall not enter into or be party to a Fundamental Transaction (as defined in Section 34(o)) unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section 6(a) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts and the interest rates of the Notes held by such holder and having similar ranking to the Notes, and satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of the Fundamental Transaction, in lieu of the shares of the Company Common Stock (or other securities, cash, assets or other property)

purchasable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares of publicly traded common stock (or its equivalent) of the Successor Entity as adjusted in accordance with the provisions of this Note. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of this Note.
               (b) Redemption Right. No sooner than fifteen (15) days nor later than ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a “Change of Control Notice”). At any time during the period beginning after the Holder’s receipt of a Change of Control Notice and ending on the date of the consummation of such Change of Control (or, in the event a Change of Control Notice is not delivered at least ten (10) days prior to a Change of Control, at any time on or after the date which is ten (10) days prior to a Change of Control and ending ten (10) days after the consummation of such Change of Control), the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (“Change of Control Redemption Notice”) to the Company, which Change of Control Redemption Notice shall indicate the Conversion Amount the Holder is electing to redeem. The portion of this Note subject to redemption pursuant to this Section 6 (the “Redemption Portion”) shall be redeemed by the Company in cash at a price equal to the sum of (i) the amount of any accrued and unpaid Interest on the Redemption Portion through the date of such redemption payment together with the amount of any accrued and unpaid Late Charges on such Redemption Portion and Interest and (ii) the greater of (1) the product of (A) the Redemption Portion and (B) the quotient determined by dividing (I) the greater of the Closing Bid Price of the Company Common Stock immediately prior to the consummation of the Change of Control, the Closing Bid Price of the Common Stock immediately after the public announcement of such proposed Change of Control, the Closing Bid Price of the Common Stock immediately prior to the public announcement of such proposed Change of Control and the price publicly announced by the Company or the proposed acquirer with respect to the public announcement of such proposed Change of Control by (II) the Conversion Price, and (2) the product of 125% and the Redemption Portion (the “Change of Control Redemption Price”). Redemptions required by this Section 6 shall be made in accordance with the provisions of Section 14 and shall have priority to payments to shareholders in connection with a Change of Control. To the extent redemptions required by this Section 6(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 6, but subject to Sections 3(d) and 4(d), until the Change of Control Redemption Price (together with any interest thereon) is paid in full, the Redemption Amount may be converted, in whole or in part, by the Holder into Company Common Stock pursuant to Section 3 or may be exchanged, in whole or in part, by the Holder into QX Mobile Common Stock pursuant to Section 4. The parties hereto agree that in the event of the Company’s redemption of any portion of the Note under this Section 6(b), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 6(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.

          (7) RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS AND OTHER CORPORATE EVENTS.
               (a) Purchase Rights.
               (i) Company Purchase Rights. If at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Company Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Company Common Stock acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Company Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.
               (ii) QX Mobile Purchase Rights. If at any time QX Mobile grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of QX Mobile Common Stock (the “QX Mobile Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such QX Mobile Purchase Rights, the aggregate QX Mobile Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of QX Mobile Common Stock acquirable upon complete exchange of this Note (without taking into account any limitations or restrictions on the exchangeability of this Note (other than Section 4(d)(ii)) immediately before the date on which a record is taken for the grant, issuance or sale of such QX Mobile Purchase Rights, or, if no such record is taken, the date as of which the record holders of QX Mobile Common Stock are to be determined for the grant, issue or sale of such QX Mobile Purchase Rights.
               (b) Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Company Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Company Common Stock (a “Corporate Event”), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon a conversion of this Note, (i) in addition to the shares of Company Common Stock receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such shares of Company Common Stock had such shares of Company Common Stock been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note) or (ii) in lieu of the shares of Company Common Stock otherwise receivable upon such conversion, such securities or other assets received by the holders of shares of Company Common Stock in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to shares of

Company Common Stock) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Note.
          (8) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.
               (a) Adjustment of Conversion Price upon Issuance of Company Common Stock. If and whenever on or after the Subscription Date, the Company issues or sells, or in accordance with this Section 8(a) is deemed to have issued or sold, any shares of Company Common Stock (including the issuance or sale of shares of Company Common Stock owned or held by or for the account of the Company, but excluding shares of Company Common Stock deemed to have been issued or sold by the Company in connection with any Excluded Security) for a consideration per share (the “New Issuance Price”) less than a price (the “Applicable Price”) equal to the Conversion Price in effect immediately prior to such issue or sale (the foregoing a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the New Issuance Price. For purposes of determining the adjusted Conversion Price under this Section 8(a), the following shall be applicable:
               (i) Issuance of Options. If the Company in any manner grants or sells any Options and the lowest price per share for which one share of Company Common Stock is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Applicable Price, then such share of Company Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this Section 8(a)(i), the “lowest price per share for which one share of Company Common Stock is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option” shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Company Common Stock upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such share of Company Common Stock or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Company Common Stock upon conversion or exchange or exercise of such Convertible Securities.
               (ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one share of Company Common Stock is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then such share of Company Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance of sale of such Convertible Securities for such price per share. For the purposes of this Section 8(a)(ii), the “price per share for which one share of Company Common Stock is issuable upon such conversion or exchange or exercise” shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Company Common Stock upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such share of Company Common Stock upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 8(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.
               (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Company Common Stock changes at any time, the Conversion Price in effect at the time of such change shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 8(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Subscription Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Company Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.
               (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $.01. If any Company Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any Company Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such securities on the date of receipt. If any Company Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Company Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders.

If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Business Days after the tenth day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.
               (v) Record Date. If the Company takes a record of the holders of Company Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Company Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase Company Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Company Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.
               (b) Adjustment of Conversion Price upon Subdivision or Combination of Company Common Stock. If the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Company Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time on or after the Subscription Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Company Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased.
               (c) Other Events. If any event occurs of the type contemplated by the provisions of this Section 8 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company’s Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 8.
               (d) Adjustment. If the arithmetic average of the Weighted Average Price of the Company Common Stock for the five (5) consecutive Company Trading Days ending on any Reset Date (the “Average Price”) is less than $6.98, then the Conversion Price shall be decreased, (but not increased) to a price equal to 90% of the Average Price; provided, however, in no event shall that the Conversion Price be less than $5.15 (as adjusted for stock splits, stock dividends, reverse stock splits, reclassification, recapitalization and similar events).
          (9) ADJUSTMENT OF EXCHANGE PRICE.
               (a) Adjustment of Exchange Price upon Issuance of QX Mobile Common Stock. If and whenever on or after the Subscription Date, the Company or QX Mobile issues or sells, or in accordance with this Section 9(a) is deemed to have issued or sold, any shares of QX

Mobile Common Stock (including the issuance or sale of shares of QX Mobile Common Stock owned or held by or for the account of QX Mobile, but excluding shares of QX Mobile Common Stock deemed to have been issued or sold by QX Mobile in connection with any QX Mobile Excluded Security or the Valid QX Purchase (as defined in the Securities Purchase Agreement)) for a consideration per share (the “QX Mobile New Issuance Price”) less than a price (the “QX Mobile Applicable Price”) equal to the Exchange Price in effect immediately prior to such issue or sale (the foregoing a “QX Mobile Dilutive Issuance”), then immediately after such QX Mobile Dilutive Issuance, the Exchange Price then in effect shall be reduced to an amount equal to the QX Mobile New Issuance Price. For purposes of determining the adjusted Exchange Price under this Section 9(a), the following shall be applicable:
               (i) Issuance of QX Mobile Options. If QX Mobile in any manner grants or sells any QX Mobile Options and the lowest price per share for which one share of QX Mobile Common Stock is issuable upon the exercise of any such QX Mobile Option or upon conversion or exchange or exercise of any QX Mobile Convertible Securities issuable upon exercise of such QX Mobile Option is less than the QX Mobile Applicable Price, then such share of QX Mobile Common Stock shall be deemed to be outstanding and to have been issued and sold by QX Mobile at the time of the granting or sale of such QX Mobile Option for such price per share. For purposes of this Section 9(a)(i), the “lowest price per share for which one share of QX Mobile Common Stock is issuable upon the exercise of any such QX Mobile Option or upon conversion or exchange or exercise of any QX Mobile Convertible Securities issuable upon exercise of such QX Mobile Option” shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by QX Mobile with respect to any one share of QX Mobile Common Stock upon granting or sale of the QX Mobile Option, upon exercise of the QX Mobile Option and upon conversion or exchange or exercise of any QX Mobile Convertible Security issuable upon exercise of such QX Mobile Option. No further adjustment of the QX Mobile Conversion Price shall be made upon the actual issuance of such share of QX Mobile Common Stock or of such QX Mobile Convertible Securities upon the exercise of such QX Mobile Options or upon the actual issuance of such QX Mobile Common Stock upon conversion or exchange or exercise of such QX Mobile Convertible Securities.
               (ii) Issuance of QX Mobile Convertible Securities. If QX Mobile in any manner issues or sells any QX Mobile Convertible Securities and the lowest price per share for which one share of QX Mobile Common Stock is issuable upon such conversion or exchange or exercise thereof is less than the QX Mobile Applicable Price, then such share of QX Mobile Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance of sale of such Convertible Securities for such price per share. For the purposes of this Section 9(a)(ii), the “price per share for which one share of QX Mobile Common Stock is issuable upon such conversion or exchange or exercise” shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by QX Mobile with respect to any one share of QX Mobile Common Stock upon the issuance or sale of the QX Mobile Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the QX Mobile Conversion Price shall be made upon the actual issuance of such share of QX Mobile Common Stock upon conversion or exchange or exercise of such QX Mobile Convertible Securities, and if any such issue or sale of such QX Mobile Convertible Securities is made upon exercise of any QX Mobile Options for which adjustment of the Exchange Price had been or are to be made pursuant to other provisions of this Section 9(a), no further adjustment of the Exchange Price shall be made by reason of such issue or sale.
               (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any QX Mobile Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any QX Mobile Convertible Securities, or the rate at which any QX Mobile Convertible Securities are convertible into or exchangeable or exercisable for QX Mobile Common Stock changes at any time, the Exchange Price in effect at the time of such change shall be adjusted to the Exchange Price which would have been in effect at such time had such QX Mobile Options or QX Mobile Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 9(a)(iii), if the terms of any QX Mobile Option or QX Mobile Convertible Security that was outstanding as of the Closing Date are changed in the manner described in the immediately preceding sentence, then such QX Mobile Option or QX Mobile Convertible Security and the QX Mobile Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Exchange Price then in effect.
               (iv) Calculation of Consideration Received. In case any QX Mobile Option is issued in connection with the issue or sale of other securities of QX Mobile, together comprising one integrated transaction in which no specific consideration is allocated to such QX Mobile Options by the parties thereto, the QX Mobile Options will be deemed to have been issued for a consideration of $.01. If any QX Mobile Common Stock, QX Mobile Options or QX Mobile Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by QX Mobile therefor. If any QX Mobile Common Stock, QX Mobile Options or QX Mobile Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by QX Mobile will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by QX Mobile will be the Closing Sale Price of such securities on the date of receipt. If any QX Mobile Common Stock, QX Mobile Options or QX Mobile Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which QX Mobile is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such QX Mobile Common Stock, QX Mobile Options or QX Mobile Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the procedures set forth in Section 8(a)(iv).

               (v) Record Date. If QX Mobile takes a record of the holders of QX Mobile Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in QX Mobile Common Stock, QX Mobile Options or in QX Mobile Convertible Securities or (B) to subscribe for or purchase QX Mobile Common Stock, QX Mobile Options or QX Mobile Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the QX Mobile Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.
               (b) Adjustment of Exchange Price upon Subdivision or Combination of QX Mobile Common Stock. If QX Mobile at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of QX Mobile Common Stock into a greater number of shares, the Exchange Price in effect immediately prior to such subdivision will be proportionately reduced. If QX Mobile at any time on or after the Subscription Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of QX Mobile Common Stock into a smaller number of shares, the Exchange Price in effect immediately prior to such combination will be proportionately increased.
               (c) Other Events. If any event occurs of the type contemplated by the provisions of this Section 9 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then QX Mobile’s Board of Directors will make an appropriate adjustment in the Exchange Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Exchange Price as otherwise determined pursuant to this Section 9.
          (10) HOLDER’S RIGHT OF OPTIONAL REDEMPTION. On the second anniversary of the Issuance Date (the “Holder Optional Redemption Date”), the Holder shall have the right, in its sole discretion, to require that the Company redeem (a “Holder Optional Redemption”) up to all of the Conversion Amount of this Note for a payment equal to 106% of the Conversion Amount (the “Holder Optional Redemption Amount”) in shares of Company Common Stock, or at the option of the Company, in cash, by delivering written notice thereof (a “Holder Optional Redemption Notice”) to the Company, which shall be delivered at least twenty (20) days prior to the Holder Optional Redemption Date. The Holder Optional Redemption Notice shall indicate the amount of the Holder Optional Redemption Amount the Holder is electing to have redeemed (the “Holder Optional Redemption Amount”). If the Company does not elect to redeem the Note through shares of Common Stock, the portion of this Note subject to redemption pursuant to this Section 10 shall be redeemed by the Company in cash on the Holder Optional Redemption Date at a price equal to the Holder Optional Redemption Amount being redeemed (the “Holder Optional Redemption Price”). Redemptions required by this Section 10 shall be made in accordance with the provisions of Section 14. Notwithstanding anything to the contrary in this Section 10, but subject to Section 3(d) and 4(d), until the Holder receives the Holder Optional Redemption Price, the Holder Optional Redemption Amount may be converted, in whole or in part, by the Holder into Company Common Stock pursuant to Section 3 or may be exchanged, in whole or in part, by the Holder into QX Mobile Common Stock pursuant to Section 4, and any such conversion or exchange shall reduce the Holder Optional Redemption Amount in the manner set forth by the Holder in the applicable Conversion Notice or Exchange Notice.
          (11) GUARANTY. QX Mobile shall guarantee the obligations under this Note and the Other Notes to the extent and in the manner set forth in the Guarantees (as defined in the Securities Purchase Agreement).
          (12) NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Memorandum and Articles of Association and Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.
          (13) RESERVATION OF AUTHORIZED SHARES.
               (a) Reservation.
               (i) The Company shall initially reserve out of its authorized and unissued Company Common Stock a number of shares of Company Common Stock for each of the Notes equal to 130% of the Conversion Rate with respect to the Conversion Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, the Company shall take all action necessary to reserve and keep available out of its authorized and unissued Company Common Stock, solely for the purpose of effecting the conversion of the Notes, 130% of the number of shares of Company Common Stock as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of shares of Company Common Stock so reserved be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the “Required Reserve Amount”). The initial number of shares of Company Common Stock reserved for conversions of the Notes and each increase in the number of shares so reserved shall be allocated pro rata among the holders of the Notes based on the principal amount of the Notes held by each holder at the Closing (as defined in the Securities Purchase Agreement) or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a holder shall sell or otherwise transfer any of such holder’s Notes, each transferee shall be allocated a pro rata portion of such holder’s Authorized Share Allocation. Any shares of Company Common Stock reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining holders of Notes, pro rata based on the principal amount of the Notes then held by such holders.
               (ii) The Company shall cause QX Mobile to initially reserve out of its authorized and unissued QX Mobile Stock a number of shares of QX Mobile Common Stock for each of the Notes equal to 130% of the Exchange Rate with respect to the Exchange Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, the Company shall cause QX Mobile to take all action necessary to reserve and keep available out of its authorized and unissued QX Mobile Common Stock, solely for the purpose of effecting the exchange of the Notes, 130% of the number of shares of QX Mobile Common Stock as shall from time to time be necessary to effect the exchange of all of the Notes then outstanding; provided that at no time shall the number of shares of QX Mobile Common Stock so reserved be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on exchange) (the “QX Mobile Required Reserve Amount”). The initial number of shares of QX Mobile Common Stock reserved for exchange of the Notes and each increase in the number of shares so reserved shall be allocated pro rata among the holders of the Notes based on the principal amount of the Notes held by each holder at the Closing (as defined in the Securities Purchase Agreement) or increase in the number of reserved shares, as the case may be (the “QX Mobile Authorized Share Allocation”). In the event that a holder shall sell or otherwise transfer any of such holder’s Notes, each transferee shall be allocated a pro rata portion of such holder’s QX Mobile Authorized Share Allocation. Any shares of QX Mobile Common Stock reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining holders of Notes, pro rata based on the principal amount of the Notes then held by such holders.
               (b) Insufficient Authorized Shares.
               (i) If at any time while any of the Notes remain outstanding the Company does not have a sufficient number of authorized and unreserved shares of Company Common Stock to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of shares of Company Common Stock equal to the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized shares of Company Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its shareholders for the approval of an increase in the number of authorized shares of Company Common Stock. In connection with such meeting, the Company shall provide each shareholder with a proxy statement and shall use its best efforts to solicit its shareholders’ approval of such increase in authorized shares of Company Common Stock and to cause its board of directors to recommend to the shareholders that they approve such proposal.
               (ii) If at any time while any of the Notes remain outstanding QX Mobile does not have a sufficient number of authorized and unreserved shares of QX Mobile Common Stock to satisfy its obligation to reserve for issuance upon exchange of the Notes at least a number of shares of QX Mobile Common Stock equal to the QX Mobile Required Reserve Amount (a “QX Mobile Authorized Share Failure”), then the Company shall cause QX Mobile to immediately take all action necessary to increase QX Mobile’s authorized shares of QX Mobile Common Stock to an amount sufficient to allow QX Mobile to reserve the QX Mobile Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of a QX Mobile Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such QX Mobile Authorized Share Failure, the Company shall cause QX Mobile to hold a meeting of its shareholders for the approval of an increase in the number of authorized shares of QX Mobile Common Stock. In connection with such meeting, the Company shall cause QX Mobile to provide each of its shareholders with a proxy statement and shall cause QX Mobile to use its best efforts to solicit its shareholders’ approval of such increase in authorized shares of QX Mobile Common Stock and to cause its board of directors to recommend to its shareholders that they approve such proposal.
          (14) HOLDER’S REDEMPTIONS.
               (a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five (5) Business Days after the Company’s receipt of the Holder’s Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with Section 6(b), the Company shall deliver the applicable Change of Control Redemption Price to the Holder concurrently with the consummation of such Change of Control if such notice is received prior to the consummation of such Change of Control and within five (5) Business Days after the Company’s receipt of such notice otherwise. The Company shall deliver the Holder Optional Redemption Price to the Holder on the Holder Optional Redemption Date. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 22(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company’s receipt of such notice, (w) the Redemption Notice shall be null and void with respect to such Conversion Amount, (x) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 22(d)) to the Holder representing such Conversion Amount, (y) the Conversion Price of this Note or such new Notes shall be adjusted to the lesser of (A) the Conversion Price as in effect on the date on which the Redemption Notice is voided and (B) the lowest Closing Bid Price of the Company Common Stock during the period beginning on and including the date on which the Redemption Notice is delivered to the Company and ending on and including the date on which the Redemption Notice is voided and (z) the Exchange Price of this Note or such new Notes shall be adjusted to the lesser of (A) the Exchange Price as in effect on the date on which the Redemption Notice is voided and (B) the lowest Closing Bid Price of the QX Mobile Common Stock during the period beginning on and including the date on which the Redemption Notice is delivered to the Company and ending on and including the date on which the Redemption Notice is voided. The Holder’s delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company’s obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice.

               (b) Redemption by Other Holders. Upon the Company’s receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 5(a) or Section 6(b) (each, an “Other Redemption Notice”), the Company shall immediately forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the period beginning on and including the date which is three Business Days prior to the Company’s receipt of the Holder’s Redemption Notice and ending on and including the date which is three Business Days after the Company’s receipt of the Holder’s Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven Business Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven Business Day period.
          (15) PAYMENT AT MATURITY OR HOLDER OPTIONAL REDEMPTION DATE. At the Maturity Date or upon the Holder’s election to require the Company to redeem all or portion of the Note on the Holder Optional Redemption Date, the Company shall pay in Company Common Stock, if, and only if there has been no Equity Conditions Failure during the applicable period or at its election, in cash. On or prior to the thirtieth (30th) Company Trading Day prior to the Maturity Date or the Holder Optional Redemption Date, (the “Election Notice Due Date”), the Company shall deliver a written notice to the Holder (a) specifying whether the Principal shall be paid on the Maturity Date or the Holder Optional Redemption Date, as applicable, in Company Common Stock or at its election, in cash, and (b) certifying that there has been no Equity Conditions Failure. Principal to be paid on the Maturity Date or the Holder Optional Redemption Date, as applicable in Company Common Stock shall be paid in a number of fully paid and non-assessable (rounded to the nearest whole share in accordance with Section 3(a)) Company Common Stock. If the Company shall pay the Principal on such date or the Holder Optional Redemption Date, as applicable, in Company Common Stock, then on the Maturity Date (i) (A) provided that the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, the Company shall, or shall cause the Transfer Agent to, credit a number of Company Common Stock equal to the quotient of the outstanding Principal due on such date and the Redemption Conversion Price (the “Redemption Conversion Shares”) to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system, or (B) if the foregoing shall not apply, the Company shall issue and deliver, to the address set forth in the register maintained by the Company for such purpose pursuant to the Securities Purchase Agreement or to such address as specified by the Holder in writing to the Company at least three (3) Trading Days prior to the Holder Optional Redemption Date or the Maturity Date, as applicable, a certificate, registered in the name of the Holder or its designee, for the number of Redemption Conversion Shares to which the Holder shall be entitled and (ii) the Company shall pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid interest on such Principal and any accrued and unpaid Late Charges on such Principal and Interest.
          (16) RESTRICTION ON REDEMPTION AND CASH DIVIDENDS. Until all of the Notes have been converted, redeemed or otherwise satisfied in accordance with their terms, the Company shall not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on its capital stock without the prior express written consent of the Required Holders.
          (17) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as required by law, including but not limited to the laws of the British Virgin Islands, and as expressly provided in this Note.
          (18) COVENANTS.
               (a) Rank. All payments due under this Note (a) shall rank pari passu with all Other Notes and (b) shall be senior to all other Indebtedness of the Company and its Subsidiaries except as set forth on Schedule 3(ff) of the Securities Purchase Agreement and any extensions, refinancing and renewals of such Indebtedness, provided that the principal amount is not increased or the terms modified to impose more burdensome terms upon the Company or its Subsidiaries, as the case may be.
               (b) Incurrence of Indebtedness. So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and the Other Notes and (ii) Permitted Indebtedness.
               (c) Existence of Liens. So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, “Liens”) other than Permitted Liens.
               (d) Restricted Payments. The Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Permitted Indebtedness, whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.
               (e) Loans, Advances, Investments, Etc. The Company shall not, and the Company shall not permit any of its Subsidiaries to, make or commit or agree to make any loan, advance guarantee of obligations, other extension of credit or capital contributions to, or hold or invest in or commit or agree to hold or invest in, or purchase or otherwise acquire or commit or agree to purchase or otherwise acquire any shares of the capital stock, bonds, notes, debentures or other securities of, or make or commit or agree to make any other investment in, any other Person, or purchase or own any futures contract or otherwise become liable for the purchase or sale of currency or other commodities at a future date in the nature of a futures contract, or permit any of its Subsidiaries to do any of the foregoing, except for: (i) investments existing on the date hereof, as set forth on Schedule 18(e) hereto, but not any increase in the amount thereof as set forth in such Schedule or any other modification of the terms thereof, (ii) temporary loans and advances by it to its Subsidiaries and by such Subsidiaries to it, made in the ordinary course of business consistent with past practice and not exceeding in the aggregate for all Loan Parties and their Subsidiaries at any one time outstanding $100,000, and (iii) Permitted Investments.
               (f) Fundamental Changes; Dispositions. The Company shall not, and the Company shall not permit any of its Subsidiaries to, wind-up, liquidate or dissolve, or merge, consolidate or amalgamate with any Person, or convey, sell, lease or sublease, transfer or otherwise dispose of, whether in one transaction or a series of related transactions, all or any part of its business, property or assets, whether now owned or hereafter acquired (or agree to do any of the foregoing), or purchase or otherwise acquire, whether in one transaction or a series of related transactions, all or substantially all of the assets of any Person (or any division thereof) (or agree to do any of the foregoing), or permit any of its Subsidiaries to do any of the foregoing; provided, however, that any Transaction Party and its Subsidiaries may (A) sell inventory in the ordinary course of business consistent with past practices, (B) dispose of obsolete or worn-out equipment in the ordinary course of business consistent with past practices, (C) sell or otherwise dispose of other property or assets for cash in an aggregate amount not less than the fair market value of such property or assets; provided that the proceeds of such dispositions in the case of clauses (B) and (C) above, do not exceed $100,000 in the aggregate in any twelve-month period and (D) recapitalize QX Mobile as is necessary in connection with the QX Mobile Initial Public Offering and not reasonably objectionable to the Required Holders.

          (19) PARTICIPATION. The Holder, as the holder of this Note, shall be entitled to such dividends paid and distributions made to the holders of Company Common Stock to the same extent as if the Holder had converted this Note into Company Common Stock (without regard to any limitations on conversion herein or elsewhere) and had held such shares of Company Common Stock on the record date for such dividends and distributions. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Company Common Stock The Holder, as the holder of this Note, shall be entitled to receive such dividends paid and distributions made to the holders of QX Mobile Common Stock to the same extent as if the Holder had exchanged this Note into QX Mobile Common Stock (without regard to any limitations on exchange herein or elsewhere and had held such shares of QX Mobile Common Stock on the record date for such dividends and distributions. Payments under the preceding sentence shall be made upon receipt by the Company of the dividend or distribution from QX Mobile.
          (20) VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders shall be required for any change or amendment to this Note or the Other Notes.
          (21) TRANSFER. This Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement and subject to compliance with all applicable securities laws.
          (22) REISSUANCE OF THIS NOTE.
               (a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 22(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section 22(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) and 4(c)(iv) and this Section 22(a), following conversion, exchange or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.
               (b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 22(d)) representing the outstanding Principal.
               (c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 22(d) and in principal amounts of at least $250,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.
               (d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 22(a) or Section 22(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued Interest and Late Charges on the Principal and Interest of this Note, from the Issuance Date.
          (23) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.
          (24) PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for the valid collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys’ fees and disbursements.
          (25) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Purchasers (as defined in the Securities Purchase Agreement) and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.
          (26) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.
          (27) DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Closing Bid Price, the Closing Sale Price, the Weighted Average Price or the arithmetic calculation of the Conversion Rate, the Exchange Rate or any Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within one (1) Business Day of receipt of the Conversion Notice, the Exchange Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within one (1) Business Day of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within one Business Day submit via facsimile (a) the disputed determination of the Closing Bid Price, the Closing Sale Price or the Weighted Average Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate, the Exchange Rate or any Redemption Price to the Company’s independent, outside accountant. The Company, at the Company’s expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.
          (28) NOTICES; PAYMENTS.
               (a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price or the Exchange Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least twenty (20) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Company Common Stock, (B) with respect to any pro rata subscription offer to holders of Company Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder and (iii) immediately upon obtaining knowledge (A) with respect to any dividend or distribution upon the QX Mobile Common Stock or (B) with respect to any pro rata subscription offer to holders of QX Mobile Common Stock, provided in each case that such information has been made known to the public prior to or in conjunction with such notice being provided to the Holder
               (b) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Schedule of Buyers attached to the Securities Purchase Agreement); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder’s wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date. Any amount of Principal or other amounts due under the Transaction Documents, other than Interest, which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of eighteen percent (18%) per annum from the date such amount was due until the same is paid in full (“Late Charge”).
          (29) CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.
          (30) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.
          (31) GOVERNING LAW. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.
          (32) CURRENCY; TAXES; PAYMENTS.
               (a) Currency. All principal, interest and other amounts owing under this Note or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Currency Exchange Rate on the date of calculation. "Currency Exchange Rate” means, in relation to any amount of currency to be converted into US dollars pursuant to this Note, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).
               (b) Taxes.
                    (i) Any and all payments by the Company hereunder, including any amounts received on a conversion or redemption of the Note and any amounts on account of interest or deemed interest, shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, imposed under any law, rule, code or regulation of the People’s Republic of China or any other non-U.S. governmental authority (collectively referred to as “International Taxes”). If the Company shall be required to deduct any International Taxes from or in respect of any sum payable hereunder to the Holder, (i) the sum payable shall be increased by the amount by which the sum payable would otherwise have to be increased (the “make-whole amount”) to ensure that after making all required deductions (including deductions applicable to the make-whole amount) the Holder would receive an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make such deductions and (iii) the Company shall pay the full amount withheld or deducted to the applicable governmental authority within the time required.
                    (ii) In addition, the Company agrees to pay to the relevant governmental authority in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Note (“Other Taxes”). The Company shall deliver to the Holder official receipts, if any, in respect of any International Taxes and Other Taxes payable hereunder promptly after payment of such International Taxes, Other Taxes or other evidence of payment reasonably acceptable to the Holder.
                    (iii) The obligations of the Company under this Section 30(b) shall survive the termination of this Note and the payment of the Note and all other amounts payable hereunder.
          (33) JUDGMENT CURRENCY.
               (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 33 referred to as the “Judgment Currency”) an amount due in US dollars under this Note, the conversion shall be made at the Currency Exchange Rate prevailing on the business day immediately preceding:
                    (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or
                    (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 33(a)(ii) being hereinafter referred to as the “Judgment Conversion Date”).
               (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 33(a)(ii) above, there is a change in the Currency Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.
               (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.
          (34) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:
               (a) “Approved Stock Plan” means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company’s securities may be issued to any employee, consultant, officer or director for services provided to the Company.
               (b) “Bloomberg” means Bloomberg Financial Markets.
               (c) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York, Hong Kong or China are authorized or required by law to remain closed.
               (d) “Calendar Quarter” means each of: the period beginning on and including January 1 and ending on and including March 31; the period beginning on and including April 1 and ending on and including June 30; the period beginning on and including July 1 and ending on and including September 30; and the period beginning on and including October 1 and ending on and including December 31.
               (e) “Change of Control” means any Fundamental Transaction other than (A) a Fundamental Transaction in which holders of the Company’s voting power immediately prior to the Fundamental Transaction continue after the Fundamental Transaction to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company.
               (f) “Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 27. All such determinations are to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.
               (g) “Closing Date” shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.
               (h) “Company Trading Day” means any day on which the Company Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Company Common Stock, then on the principal securities exchange or securities market on which the Company Common Stock is then traded; provided that “Trading Day” shall not include any day on which the Company Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Company Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).
               (i) “Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Company Common Stock.
               (j) “Eligible Market” means The New York Stock Exchange, Inc., the American Stock Exchange, the Nasdaq National Market or The Nasdaq Capital Market.
               (k) “Equity Conditions” means: (i) on each day during the period beginning six (6) months prior to the applicable date of determination and ending on and including the applicable date of determination (the “Equity Conditions Measuring Period”), either (x) the Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement and there shall not have been any Grace Periods (as defined in the Registration Rights Agreement) or (y) all shares of Company Common Stock issuable upon conversion of the Notes and exercise of the Warrants shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws; (ii) on each day during the Equity Conditions Measuring Period, the Company Common Stock is designated for quotation on the Principal Market and shall not have been suspended from trading on such exchange or market (other than suspensions of not more than two days and occurring prior to the applicable date of determination due to business announcements by the Company) nor shall delisting or suspension by such exchange or market been threatened or pending either (A) in writing by such exchange or market or (B) by falling below the minimum listing maintenance requirements of such exchange or market; (iii) during the one (1) year period ending on and including the date immediately preceding the applicable date of determination, the Company shall have delivered Conversion Shares upon conversion of the Notes and Warrant Shares upon exercise of the Warrants to the holders on a timely basis as set forth in Section 3(c)(ii) hereof (and analogous provisions under the Other Notes) and Section 2(a) of the Warrants; (iv) any applicable shares of Company Common Stock to be issued in connection with the event requiring determination may be issued in full without violating Section 3(d) hereof and the rules or regulations of the Principal Market; (v) during the Equity Conditions Measuring Period, the Company shall not have failed to timely make any payments within five (5) Business Days of when such payment is due pursuant to any Transaction Document; (vi) during the Equity Conditions Measuring Period, there shall not have occurred either (A) the public announcement of a pending, proposed or intended Fundamental Transaction which has not been abandoned, terminated or consummated or (B) an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default; (vii) the Company shall have no knowledge of any fact that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any shares of Company Common Stock issuable upon conversion of the Notes and shares of Company Common Stock issuable upon exercise of the Warrants not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws; (viii) the Company otherwise shall have been in material compliance with and shall not have materially breached any provision, covenant, representation or warranty of any Transaction Document; and (ix) the product of (x) the number of all issued and outstanding shares of Company Common Stock and (y) the Weighted Average Price of the Company Common Stock for the five (5) consecutive Company Trading Days ending on the Trading Day immediately preceding a Holder Optional Redemption Date or the Maturity Date, as applicable, is greater than $100,000,000.
               (l) “Equity Conditions Failure” means that during any period commencing with the delivery of the Election Notice through the Holder Optional Redemption Date or the Maturity Date, as applicable, the Equity Conditions have not been satisfied (or waived in writing by the Holder)
               (m) “Excluded Securities” means any Company Common Stock issued or issuable: (i) in connection with any Approved Stock Plan; (ii) upon conversion of the Notes or the exercise of the Warrants; and (iii) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date other than antidillution adjustments pursuant to the terms thereof in existence as of the Subscription Date.
               (n) “Fiscal Quarter” means each of the fiscal quarters adopted by the Company for financial reporting purposes that correspond to the Company’s fiscal year that ends on December 31, or such other fiscal quarter adopted by the Company for financial reporting purposes in accordance with GAAP.

               (o) “Fundamental Transaction” means that the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding shares of Company Common Stock (not including any shares of Company Common Stock held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares of Company Common Stock (not including any shares of Company Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase agreement or other business combination), (v) reorganize, recapitalize or reclassify its Company Common Stock or (vi) any “person” or “group” (as these terms are used for purposes of Section 13(d) and 14(d) of the 1934 Act) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock.
               (p) “GAAP” means United States generally accepted accounting principles, consistently applied.
               (q) “Hedging Agreement” means any interest rate, foreign currency, commodity or equity swap, collar, cap, floor or forward rate agreement, or other agreement or arrangement designed to protect against fluctuations in interest rates or currency, commodity or equity values (including, without limitation, any option with respect to any of the foregoing and any combination of the foregoing agreements or arrangements), and any confirmation executed in connection with any such agreement or arrangement.
               (r) “Moody’s” means Moody’s Investors Service, Inc. and any successor thereto.
               (s) “Options” means any rights, warrants or options to subscribe for or purchase Company Common Stock or Convertible Securities.
               (t) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.
               (u) “Permitted Indebtedness” means (A) Indebtedness incurred by the Company that is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note, as reflected in a written agreement acceptable to the Holder and approved by the Holder in writing, and which Indebtedness does not provide at any time for (1) the payment, prepayment, repayment, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until ninety-one (91) days after the Maturity Date or later and (2) total interest and fees at a rate in excess of the Interest Rate hereunder, (C) Indebtedness secured by Permitted Liens, (D) Indebtedness to trade creditors incurred in the ordinary course of business, and (E) extensions, refinancings and renewals of any items of Permitted Indebtedness, provided that the principal amount is not increased or the terms modified to impose more burdensome terms upon the Company or its Subsidiary, as the case may be.
               (v) “Permitted Investments” means (i) marketable direct obligations issued or unconditionally guaranteed by the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case, maturing within six months from the date of acquisition thereof; (ii) commercial paper, maturing not more than 270 days after the date of issue rated P-1 by Moody’s or A-1 by Standard & Poor’s; (iii) certificates of deposit maturing not more than 270 days after the date of issue, issued by commercial banking institutions and money market or demand deposit accounts maintained at commercial banking institutions, each of which is a member of the Federal Reserve System and has a combined capital and surplus and undivided profits of not less than $500,000,000; (iv) repurchase agreements having maturities of not more than 90 days from the date of acquisition which are entered into with major money center banks included in the commercial banking institutions described in clause (iii) above and which are secured by readily marketable direct obligations of the United States Government or any agency thereof, (v) money market accounts maintained with mutual funds having assets in excess of $2,500,000,000; and (vi) tax exempt securities rated A or higher by Moody’s or A+ or higher by Standard & Poor’s.
               (w) “Permitted Liens” means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen’s liens, mechanics’ liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (iv) Liens (A) upon or in any equipment acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, (v) Liens incurred in connection with the extension, renewal or refinancing of the indebtedness secured by Liens of the type described in clauses (i) and (iv) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase, (vi) leases or subleases and licenses and sublicenses granted to others in the ordinary course of the Company’s business, not interfering in any material respect with the business of the Company and its Subsidiaries taken as a whole, (vii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods and (viii) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under Section 5(a)(x).

          (x) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.
          (y) “Principal Market” means the Nasdaq National Market.
          (z) “QX Mobile Initial Public Offering” means the first public offering of any class of securities of QX Mobile pursuant to a registration statement filed with and declared effective by the SEC (or any other equivalent authority in any other jurisdiction).
          (aa) “QX Mobile Convertible Securities” means any stock or securities (other than QX Mobile Options) directly or indirectly convertible into or exercisable or exchangeable for QX Mobile Common Stock.
          (bb) “QX Mobile Excluded Securities” means any QX Mobile Common Stock issued or issuable: (i) in connection with any employee benefit plan which has been approved by the Board of Directors of the QX Mobile, pursuant to which QX Mobile’s securities may be issued to any employee, consultant, officer or director for services provided to QX Mobile; (ii) upon exchange of the Notes; and (iii) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date, provided that the terms of such QX Mobile Options or QX Mobile Convertible Securities are not amended, modified or changed on or after the Subscription Date.
          (cc) “QX Mobile Trading Day” means any day on which QX Mobile Common Stock is traded on the principal securities exchange or securities market on which QX Mobile Common Stock is then traded; provided that “QX Mobile Trading Day” shall not include any day on which QX Mobile Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that QX Mobile Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00 p.m., New York Time).
          (dd) “QX Mobile Options” means any rights, warrants or options to subscribe for or purchase QX Mobile Common Stock or QX Mobile Convertible Securities.
          (ee) “Redemption Conversion Price” means that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 97.5% of the arithmetic average of the Weighted Average Price of the Company Common Stock during the five (5) consecutive Company Trading Day period ending on the Company Trading Day immediately preceding the Holder Optional Redemption Date or the Maturity Date, as applicable.
          (ff) “Redemption Notices” means, collectively, the Event of Default Redemption Notices, Change of Control Redemption Notices and the Holder Optional Redemption Notices and, each of the foregoing, individually, a Redemption Notice.
          (gg) “Redemption Premium” means in the case of the Events of Default described in Section 5(a), 125%.

          (hh) “Redemption Prices” means, collectively, the Event of Default Redemption Price, Change of Control Redemption Price and the Holder Optional Redemption Price and, each of the foregoing, individually, a Redemption Price.
          (ii) “Registration Rights Agreement” means that certain registration rights agreement between the Company and the initial holders of the Notes relating to, among other things, the registration of the resale of the Company Common Stock issuable upon conversion of the Notes and exercise of the Warrants.
          (jj) “Required Holders” means the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding.
          (kk) “Reset Date” means each of July 27, 2006, September 27, 2006, November 27, 2006, January 27, 2007, March 27, 2007, May 27, 2007, July 27, 2007, September 27, 2007, November 27, 2007, January 27, 2008, March 27, 2008, May 27, 2008, July 27, 2008, September 27, 2008, November 27, 2008, January 27, 2009, March 27, 2009 and the Maturity Date.
          (ll) “SEC” means the United States Securities and Exchange Commission.
          (mm) “Securities Purchase Agreement” means that certain securities purchase agreement dated the Subscription Date by and among the Company, Qiao Xing Mobile Communications Co. Ltd. and the initial holders of the Notes pursuant to which the Company issued the Notes.
          (nn) “Standard & Poor’s” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. and any successor thereto.
          (oo) “Subscription Date” means May [ ], 2006.
          (pp) “Subsidiary” means any entity in which the Company, directly or indirectly, owns capital stock or holds an equity or similar interest of such entity.
          (qq) “Successor Entity” means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common stock or equivalent equity security is quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person’s Parent Entity.
          (rr) “Transaction Party” means, collectively, the Company and QX Mobile.
          (ss) “Warrants” has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.
          (tt) “Weighted Average Price” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30:01 a.m., New York Time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as the Principal Market publicly announces is the official close of trading) as reported by Bloomberg through its “Volume at Price” functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 27. All such determinations are to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.
[Signature Page Follows]

          IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

QIAO XING UNIVERSAL TELEPHONE, INC.
By:
Name:
Title:

EXHIBIT I
QIAO XING UNIVERSAL TELEPHONE, INC.
CONVERSION NOTICE
Reference is made to the Senior Convertible Note (the “Note”) issued to the undersigned by Qiao Xing Universal Telephone, Inc. (the “Company”). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into shares of common stock, par value $0.001 per share (the “Company Common Stock”), as of the date specified below.

Date of Conversion:

Aggregate Conversion Amount to be converted:
Please confirm the following information:

Conversion Price:

Number of shares of Company Common Stock to be issued:

Please issue the Company Common Stock into which the Note is being converted in the following name and to the following address:

Issue to:

Facsimile Number:

Authorization:

By:

Title:

Dated:

Account Number:
          (if electronic book entry transfer)

Transaction Code Number:
          (if electronic book entry transfer)

ACKNOWLEDGMENT
          The Company hereby acknowledges this Conversion Notice and hereby directs [Insert Name of Transfer Agent] to issue the above indicated number of shares of Company Common Stock in accordance with the Transfer Agent Instructions dated ____________, 2006 from the Company and acknowledged and agreed to by [Insert Name of Transfer Agent].

QIAO XING UNIVERSAL TELEPHONE, INC.
By:
Name:
Title:

EXHIBIT II
QIAO XING UNIVERSAL TELEPHONE, INC.
EXCHANGE NOTICE
Reference is made to the Senior Convertible Note (the “Note”) issued to the undersigned by Qiao Xing Universal Telephone, Inc. In accordance with and pursuant to the Note, the undersigned hereby elects to exchange the Conversion Amount (as defined in the Note) of the Note indicated below into shares of common stock of Qiao Xing Mobile Communications Co., Ltd. (“QX Mobile”), par value $0.01 per share (the “QX Mobile Common Stock”), as of the date specified below.

Date of Exchange:

Aggregate Exchange Amount to be converted:
Please confirm the following information:

Exchange Price:

Number of shares of QX Mobile
Common Stock to be issued:
Please issue the QX Mobile Common Stock into which the Note is being exchanged in the following name and to the following address:

Issue to:

Facsimile Number:

Authorization:

By:

Title:

Dated:

Account Number:
          (if electronic book entry transfer)

Transaction Code Number:
          (if electronic book entry transfer)

ACKNOWLEDGMENT
          The Company hereby acknowledges this Exchange Notice and hereby directs [Insert Name of Transfer Agent] to issue the above indicated number of shares of QX Mobile Common Stock in accordance with the Transfer Agent Instructions dated ___, 2006 from Qiao Xing Mobile Communications Co., Ltd. and acknowledged and agreed to by [Insert Name of Transfer Agent].

QIAO XING UNIVERSAL TELEPHONE, INC.
By:
Name:
Title: